                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           Onyx Acceptance Corporation


                          COMMON STOCK, par value $0.01


                                    682914106


        Pamela B. Johnson, Esq., P. O. Box 5041, Thousand Oaks, CA 91359
                                 (818) 597-3754


                                     11/2/99
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CUSIP NO. 682914106                  13D                   OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lincolnshire Associates, Ltd.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only


4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /


6.   Citizenship or Place of Organization

     Texas

                         7.   Sole Voting Power

                                 -0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
				 90,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
				 -0-
     With
                         10.  Shared Dispositive Power

				90,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         90,000


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /



13.  Percent of Class Represented by Amount in Row 11

         1.46%

14.  Type of Reporting Person

         PN

CUSIP NO. 682914106                  13D                   OMB Number: 3235-0145


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

        Portshire Corp.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only

4.   Source of Funds

	AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /


6.   Citizenship or Place of Organization

	Texas

                         7.   Sole Voting Power

				-0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
				90,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
				-0-
     With
                         10.  Shared Dispositive Power

				90,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	90,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /



13.  Percent of Class Represented by Amount in Row 11

	1.46%

14.  Type of Reporting Person

        CO

CUSIP NO. 682914106                  13D                   OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

	Edmundson International, Inc.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only


4.   Source of Funds

	AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /


6.   Citizenship or Place of Organization

	California

                         7.   Sole Voting Power

				-0-

Number of Shares
                         8.   Shared Voting Power
 Beneficially
				90,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
				-0-
     With
                         10.  Shared Dispositive Power

				90,000


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         90,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /



13.  Percent of Class Represented by Amount in Row 11

	1.46%

14.  Type of Reporting Person

	CO

CUSIP NO. 682914106                  13D                   OMB Number: 3235-0145


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

	Consolidated Electrical Distributors, Inc.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only


4.   Source of Funds

	AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

	Delaware

                         7.   Sole Voting Power
				-0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
				90,000
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
				-0-
     With
                         10.  Shared Dispositive Power

				90,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	90,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /



13.  Percent of Class Represented by Amount in Row 11

	1.46%

14.  Type of Reporting Person

	CO

CUSIP NO. 682914106                  13D                   OMB Number: 3235-0145


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

	Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only


4.   Source of Funds

	WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

	California

                         7.   Sole Voting Power

				336,700

Number of Shares
                         8.   Shared Voting Power
 Beneficially
				-0-

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
				336,700

     With
                         10.  Shared Dispositive Power

				-0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	336,700


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /



13.  Percent of Class Represented by Amount in Row 11


	5.45%

14.  Type of Reporting Person

	EP

CUSIP NO. 682914106                  13D                   OMB Number: 3235-0145


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

	Galashiels Fund, Ltd.

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only

4.   Source of Funds

	WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

	Illinois

                         7.   Sole Voting Power

				40,000
Number of Shares
                         8.   Shared Voting Power
 Beneficially
				-0-

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
				40,000
     With
                         10.  Shared Dispositive Power

				-0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	40,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /



13.  Percent of Class Represented by Amount in Row 11

	.6.5%


14.  Type of Reporting Person

	CO

CUSIP NO. 682914106                  13D                   OMB Number: 3235-0145



1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

	Keith W. Colburn Retirement Plan


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only


4.   Source of Funds

	WC


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

	Illinois

                         7.   Sole Voting Power

				-0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
				4,500

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
				-0-
     With
                         10.  Shared Dispositive Power

				4,500

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	4,500


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /



13.  Percent of Class Represented by Amount in Row 11

	.07%


14.  Type of Reporting Person

	EP

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

	Keith W. Colburn Trust

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only


4.   Source of Funds

	WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

	Illinois

                         7.   Sole Voting Power

				-0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially

				4,500

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
				-0-
     With
                         10.  Shared Dispositive Power

				4,500

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	4,500


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /



13.  Percent of Class Represented by Amount in Row 11

	.07%

14.  Type of Reporting Person

 	OO

CUSIP NO. 682914106                  13D                   OMB Number: 3235-0145


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

	Keith W. Colburn

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /X/

3.   SEC Use Only


4.   Source of Funds

	PC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

	Illinois

                         7.   Sole Voting Power

				-0-
Number of Shares
                         8.   Shared Voting Power
 Beneficially
				4,500
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
				-0-
     With
                         10.  Shared Dispositive Power

				4,500

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

	4,500

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /


13.  Percent of Class Represented by Amount in Row 11

	.07%

14.  Type of Reporting Person

	IN

CUSIP NO. 682914106                   13D                                 1 OF 4
                                 Amendment No. 1

                                  INTRODUCTION

     Lincolnshire Associates, Ltd., a Texas limited partnership, hereby files this Amendment No. 1 (the "Amendment") to Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 below pursuant to the Agreement With Respect to Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

     Only those Items amended are reported herein.

     Item 3: Source and Amount of Funds or Other Consideration.

     Item 3 is amended by adding the following paragraph:

     On October 25, 1999, CED Pension Plan purchased 32,500 shares of Common Stock on the open market at a purchase price of $6.13 per share; on October 26, 1999, CED Pension Plan purchased 12,500 shares of Common Stock on the open market at a purchase price of $6.50 per share; on October 29, 1999, CED Pension Plan purchased 1,000 shares of Common Stock on the open market at a purchase price of $6.79 per share; on November 2, 1999, CED Pension Plan purchased 19,000 shares of Common Stock on the open market at a purchase price of $6.79 per share; on November 11, 1999, CED Pension Plan purchased 10,000 shares of Common Stock on the open market at a purchase price of $7.06 per share; on November 15, 1999, CED Pension Plan purchased 12,500 shares of Common Stock on the open market at a purchase price of $7.06 per share; and on November 16, 1999, CED Pension Plan purchased 7,500 shares of Common Stock on the open market at a purchase price of $7.06 per share.

     A table identifying each purchase is included in Item 5(c) of this Amendment.

CUSIP NO. 682914106                   13D                                 2 OF 4
                                 Amendment No. 1

     Item 5: Interest in Securities of the Issuer.

     Item 5 is amended and restated as follows:

     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based on the Issuer's report of Form 10Q that it had 6,177,804 shares of Common Stock outstanding as of August 13, 1999) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the following table.

Reporting Person  No. of   Percentage       Power to Vote     Power to Dispose
                  Shares    of Class        Shared   Sole     Shared      Sole
                  Benef.
                  Owned
--------------------------------------------------------------------------------
Lincolnshire       90,000     1.46%        90,000             90,000
Portshire Corp.    90,000(1)  1.46%        90,000(1)          90,000(1)
Edmundson Int.     90,000(1)  1.46%        90,000(1)          90,000(1)
CED                90,000(1)  1.46%        90,000(1)          90,000(1)
CED Pension Plan  336,700     5.45%                  336,700            336,700
Galashiels         40,000      .65%                   40,000             40,000
Colburn KEOGH       4,500      .07%         4,500              4,500
Colburn Trust       4,500      .07%         4,500              4,500
Colburn             4,500      .07%         4,500              4,500

     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2. The reporting persons collectively own 471,200 shares,


--------
(1) Reports indirect interest in the shares of Common Stock beneficially owned by Lincolnshire Associates.

CUSIP NO. 682914106                   13D                                 3 OF 4
                                 Amendment No. 1

representing 7.6% of the total number of shares of Common Stock outstanding.

     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

Date              Purchaser         # Shares     Price      Comm'n   Total Funds
                                                                       Required
--------------------------------------------------------------------------------
10/25/99          CED Pension
                  Plan                32,500    $6.1249               $  199,062
10/26/99          CED Pension
                  Plan                12,500    $6.5000               $   81,250
10/29/99          CED Pension
                  Plan                 1,000    $6.7870               $    6,787
11/2/99           CED Pension
                  Plan                19,000    $6.7874               $  128,962
11/11/99          CED Pension
                  Plan                10,000    $7.0000      $.06     $   70,600
11/15/99          CED Pension
                  Plan                12,500    $7.0000      $.06     $   88,250
11/16/99          CED Pension
                  Plan                 7,500    $7.0000      $.06     $   52,950
                                      ------                          ----------
TOTAL                                 95,000                          $  627,861
                                      ------                          ----------

     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Issuer.

     (e) Not applicable.

     Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The first paragraph of Item 6 is amended and restated to read as follows:

     Lincolnshire beneficially owns 90,000 shares of Common Stock. Portshire Corp., the general partner of Lincolnshire

CUSIP NO. 682914106                   13D                                 4 OF 4
                                 Amendment No. 1

Associates, is a wholly owned subsidiary of Edmundson International. Therefore, Edmundson International, through its ownership of Portshire Corp., beneficially owns 90,000 shares of Common Stock. Edmundson International is itself a wholly owned subsidiary of CED. Therefore, CED, through its ownership of Edmundson International and indirect ownership of Portshire Corp., beneficially owns 90,000 shares of Common Stock. Colburn is the beneficiary of the Colburn Trust and Colburn KEOGH. Colburn beneficially owns 4,500 shares of Common Stock. A committee makes investment decisions for CED Pension Plan. Any two members of such committee can make investment decisions for CED Pension Plan. Two of the members on CED Pension Plan's investment committee, including Colburn, also make investment decisions for Lincolnshire and, therefore, indirectly, for Portshire Corp., Edmundson International, and CED. CED Pension Plan beneficially owns 336,700 shares of Common Stock. Galashiels beneficially owns 40,000 shares of Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1999

                                                   Lincolnshire Associates, Ltd.
                                                   By Its General Partner,
                                                   Portshire Corp.


                                                   By  /s/ David C. Verbeck
                                                     ---------------------------
                                                   Its Vice President
                                                       -------------------------